FOR IMMEDIATE RELEASE

Formula Systems Reports Second Quarter 2006

Herzliya, Israel – August 24, 2006 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the second quarter 2006.

Revenues for the second quarter of 2006 totaled $137.6 million compared to $126.4 million in the second quarter of 2005.  Revenues for the six months ended June 30,2006 totaled $263.9 million compared to $255.1 million in the same period last year.

Operating income in the second quarter was $3.5 million compared to $2.9 million in the second quarter last year. Operating income in the first half of 2006 was $3.0 million compared to $8.8 million in the first half of 2005.

Net income in the second quarter was $0.5 million compared to $0.1 million in the second quarter of 2005. Net income for the period ended June 30, 2006 was $4.6 million compared to operating income of $1.9 million in the same period of 2005.

Gad Goldstein, President of Formula, commented: "In this quarter our revenues continued to grow and our operating results improved. I remain bullish with regard to our results and am confident that we will continue to grow during the year . We are vigorously pursuing our mission to nurture, monitor and contribute to the improvement of our subsidiaries. Significant progress was made in most of our subsidiaries in the first half of 2006 and we expect further substantial improvement in the second half of 2006. Subsequently we expect 2006 to materially exceed the previous year in all countable parameters."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

CONSOLIDATED BALANCE SHEETS

	June 30, 2006 (Unaudited)	December 31, 2005
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	84,976	81,767
Short-term investments	35,322	36,185
Trade receivables	151,820	133,390
Other accounts receivable	32,194	24,770
Inventories	3,600	3,808

	307,912	279,920

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	12,891	3,091
Investments in affiliates	14,406	20,257

	27,297	23,248

SEVERANCE PAY FUND	33,909	33,627

FIXED ASSETS, NET	23,155	23,485

OTHER ASSETS, NET	279,517	269,705

	671,790	630,085

CURRENT LIABILITIES:
Liabilities to banks and others	89,459	105,420
Trade payables	50,126	47,534
Other accounts payable	86,336	74,765
Debentures	4,464	8,004
Customer advances, net of work in progress	5,459	7,309

	235,844	243,032

LONG-TERM LIABILITIES:
Debentures	30,703	16,809
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	772	1,282
Customer advances	639	645
Liabilities to banks and others	73,272	52,732
Liability in respect of the acquisition of activities	1,594	1,761
Accrued severance pay	41,397	39,727

	150,348	114,927

MINORITY INTEREST	114,488	108,681

SHAREHOLDERS’ EQUITY	171,110	163,445

	671,790	630,085

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	263,948	255,116	137,610	126,358
Cost of revenues	179,468	167,906	94,541	84,474

Gross profit	84,480	87,210	43,069	41,884
Research and development costs, net	12,819	11,174	6,316	5,666
Selling, general and administrative expenses	65,122	63,563	31,770	31,911
Depreciation and amortization	2,850	2,874	1,495	1,265
Restructuring and non-recurring costs	656	846	21	88

Operating income	3,033	8,753	3,466	2,954
Financial expenses, net	(5,808)	(4,819)	(3,601)	(2,519)

	(2,775)	3,934	(135)	435
Gain on realization of investments	14,230	2,462	2,499	497
Other income (expenses), net	(2,573)	830	(547)	(108)

Income before taxes on income	8,882	7,226	1,817	824
Taxes on income	(722)	(1,700)	(815)	20

	8,160	5,526	1,002	844
Equity in profits (losses) of affiliated companies, net	1,592	(2,421)	551	(677)
Minority interest in losses (profits), net	(5,115)	(1,176)	(1,051)	(56)

Net income	4,637	1,929	502	111

Earnings (loss) per share:
Basic	0.336	0.15	0.042	0.003
	______	______	______	______
Diluted	0.315	0.06	0.030	(0.028)
	______	______	______	______

Weighted average number of shares outstanding:
Basic	13,200	12,400	13,200	13,200
	______	______	______	______
Diluted	13,200	12,400	13,200	13,200
	______	______	______	______